SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                              22 November, 2006


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 22 November, 2006 re: Transition to EEV




136/06                                                          22 November 2006


  LLOYDS TSB GROUP - TRANSITION TO EUROPEAN EMBEDDED VALUE AT SCOTTISH WIDOWS


Lloyds TSB Group plc will be holding a presentation for analysts and investors today at 2.00 p.m. The focus of the briefing will be to provide an overview of the financial impact of the transition to European Embedded Value ('EEV') accounting for the supplementary reporting of the Scottish Widows business, along with details of the EEV methodology adopted.


Lloyds TSB Group will continue to report its statutory accounts under IFRS with only insurance policies and certain investment business accounted for on an embedded value basis. Going forward, these contracts will be accounted for on a basis consistent with relevant EEV principles. The impact on the Lloyds TSB Group statutory accounts is minimal. However, in line with industry best practice, the Group intends to introduce supplementary financial reporting relating to Scottish Widows on an EEV basis, with a bottom-up, market consistent approach, from the 2006 year end.


For the year ended 31 December 2005, compared to Lloyds TSB Group's reported IFRS accounts, the Scottish Widows supplementary EEV financial information show that:


- Scottish Widows' new business profit before tax under EEV is GBP131 million higher at GBP254 million, reflecting the earlier timing of profit recognition,


- Scottish Widows' profit before tax (excluding volatility, the strengthening of annuitant mortality reserves and other items) is GBP72 million higher at GBP727 million, as higher new business profit before tax is partially offset by the consequent lower profit on existing business,


- Scottish Widows' embedded value is GBP908 million higher at GBP6,386 million, largely reflecting the inclusion of certain investment products under EEV.


Lloyds TSB Group believes that EEV reporting better reflects the economic value of Scottish Widows' in-force business.


A live webcast of this event, together with a copy of the Transition to EEV document, will be available on our website www.investorrelations.lloydstsb.com/presentationpage.asp and a recorded version available shortly after the event.


For further information:

Michael Oliver                                  +44 (0) 20 7356 2167

Director of Investor Relations

E-mail: michael.oliver@ltsb-finance.co.uk


Sarah Pollard                                   +44 (0) 20 7356 1571

Senior Manager, Investor Relations

E-mail: sarah.pollard@ltsb-finance.co.uk


FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds TSB Group's or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Lloyds TSB Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking businesses and equity risk in its insurance businesses, inherent risks regarding changing demographic developments, catastrophic weather and similar contingencies outside Lloyds TSB Group's control, any adverse experience in inherent operational risks, any unexpected developments in regulation or regulatory actions, changes in customer preferences, competition, industry consolidation, acquisitions and other factors. For more information on these and other factors, please refer to Lloyds TSB Group's Annual Report on Form 20-F filed with the US Securities and Exchange Commission and to any subsequent reports furnished by Lloyds TSB Group to the US Securities and Exchange Commission or to the London Stock Exchange. The forward looking statements contained in this announcement are made as of the date hereof, and Lloyds TSB Group undertakes no obligation to update any of its forward looking statements.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:   22 November, 2006